EQUAL ENERGY LTD.

Annual General Meeting of Shareholders

May 11, 2012

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51‐102 "Continuous Disclosure Obligations", the following sets out the matters voted on at the Annual General Meeting of Shareholders of Equal Energy Ltd. (the "Corporation") held on Friday, May 11, 2012. Each of the matters is described in greater detail in the Corporation's Notice of Annual General Meeting of Shareholders and Management Information Circular dated April 4, 2012. All votes were conducted by way of a show of hands.

Description of Matter Voted Upon                                                                                Outcome of Vote
1. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the Board of Directors of the Corporation to fix the auditors' remuneration.       Carried

2. Fixing the number of directors to be elected at seven.                                                                        Carried

3. The election of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:
Daniel Botterill                                                                                          Elected
Michael Doyle                                                                                           Elected
Roger Giovanetto                                                                                         Elected
Robert Wilkinson                                                                                         Elected
Peter Carpenter                                                                                         Elected
Vick Dusik                                                                                              Elected
Don Klapko                                                                                            Elected

Votes Cast: 22,441,394 (64.13% of common shares entitled to vote)

Scrutineers: Kirsten Dillon and Jennifer Oliver of Olympia Trust Company